Filed by Emeritus Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

Commission File No.: 001-14012

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 20, 2014 (the “Merger Agreement”), by and among Emeritus Corporation, Brookdale Senior Living, Inc. (“Brookdale”) and Broadway Merger Sub Corporation, a wholly owned subsidiary of Brookdale.

February 20, 2014

To All Emeritus Employees:

Earlier today, Brookdale Senior Living and Emeritus Senior Living announced an agreement to merge in an arrangement that will create a truly national senior living solutions company. This combined company – to be known as Brookdale – will be able to offer outstanding care and services to residents nationwide, enriching more lives and building a larger family.

There are many reasons why this merger makes sense. With the nation’s senior population growing so quickly, more seniors and their families are in need of senior living and senior care services. By merging with Brookdale, we will now offer an even more comprehensive range of needed solutions. As importantly, both companies share similar cultures with a core value that is at the foundation of everything we do – we are passionately committed to making a difference in the lives of those in our care. The combined organization will create a full complement of senior solutions in senior living, home health, hospice, therapies, short term rehabilitation and long term care, giving our residents and their families more choice.

At this point, the merger has been approved by the Board of Directors. The closing of the transaction under the merger agreement is subject to, among other closing conditions, shareholder votes from the companies, regulatory approvals and certain third-parties, such as landlords and lenders. It is expected to be completed in the third quarter of 2014.

We expect no significant changes in jobs at Emeritus communities. Over time, the companies intend to migrate to a common set of combined operating and support systems and processes. Right now, nothing is more important than continuing your excellent care and service on behalf of our residents and their families, who value their relationships with you.

We have created a website specifically to provide you with information about the merger (www.EmeritusForward.com). We have also set up a designated page on our employee communications website, www.YouAndEmeritus.com, with information that pertains to you as an individual employee. We encourage you to check back frequently for updates. You are also invited to send specific questions to our dedicated web email address: AskUs@emeritus.com.

I recognize it can be difficult to forge ahead when there are unanswered questions, but it is essential that we do so. A prime reason Brookdale and Emeritus have grown into the great companies they are today is because of your dedication and commitment. In both organizations, our employees view what they do as more than a job, it’s a calling. It takes passion, courage and partnership to provide outstanding senior living solutions, and we are as committed to your ongoing success as you are to the residents you serve each day.

Thank you for your passion in making a difference in our residents’ lives, and for your dedication as we continue to grow together to enrich the lives of those we serve.

Sincerely,

Granger Cobb

Chief Executive Officer

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.